SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          (Amendment No. __________ )*


                             Universal Flirts Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   913502100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             A-20G, Chengming Plaza
                               No. 2 Nan Da Street
                                Xicheng District
                                 Beijing, 100035
                           People's Republic of China
                               Ph: 86-10-83670505
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 913502100                      13D                   Page 2 of 7 Pages



     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913502100                      13D                   Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     WANG ZHIBIN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     PEOPLE'S REPUBLIC OF CHINA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,000,000 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,000,000 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,000,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.16%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 913502100                      13D                   Page 4 of 7 Pages


ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Universal Flirts Corp, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at A-20G, Chengming Plaza, No. 2 Nan Da Street, Xicheng District, Beijing 100035, People's Republic of China.


ITEM 2.           IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Wang Zhibin (the "Reporting Person"), a citizen of the People's Republic of China.

         The Reporting Person's principal occupation or employment is serving as the General Manager of Beijing Glory Real Estate Development Co., Ltd. and a member of the Board of Directors of the Issuer, whose principal business is the design and sale of cellular phones in China. The principal business address of the Issuer, which also serves as the Reporting Person's principal address for notices and communications, is A-20G, Chengming Plaza, No. 2 Nan Da Street, Xicheng District, Beijing 100035, People's Republic of China.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 31, 2005, the Issuer completed a stock exchange (the "Stock Exchange") with the stockholders of United First International Limited, a company incorporated under the laws of Hong Kong ("UFIL"). The Stock Exchange was consummated under Delaware law and pursuant to the terms of the Securities Exchange Agreement, dated effective as of March 31, 2005 (the "Exchange Agreement"). A copy of the Exchange Agreement is filed as an exhibit to this
Schedule 13D.

         Prior to consummating the Stock Exchange, the Issuer effected a 4-1 forward split of its common stock with a record date of March 28, 2005 and a payable date of March 31, 2005. Immediately prior to the Stock Exchange, there were 29,756,000 shares of Stock of the Issuer issued and outstanding (on a post-forward split basis).

         Pursuant to the Exchange Agreement, the Issuer issued 15 million shares of its Stock, par value $0.001 per share (on a post-forward split basis), to the shareholders of UFIL, including the Reporting Person, in exchange for a cash payment of $50,000 and 100% of the outstanding capital stock of UFIL.

CUSIP No. 913502100                      13D                   Page 5 of 7 Pages


         At the closing of the Stock Exchange, UFIL and its wholly owned subsidiary, Beijing Orsus Xelent Technology & Trading Company Limited (`Xelent"), became wholly owned subsidiaries of the Issuer, and the Issuer succeeded to the business of Xelent. All of the Issuer's business operations are conducted through Xelent. Prior to the Stock Exchange, there were no material relationships between the Issuer and UFIL or Xelent, or any of the parties' respective affiliates, directors or officers, or any associates of their respective officers or directors.

         Pursuant to the Exchange Agreement, at the closing of the exchange, the membership of the board of directors of the Company was increased from 1 to 3 directors, Darrell Lerner resigned as a director of the Company upon the effectiveness of the exchange transaction, and Wang Xin, Liu Yu and the Reporting Person were appointed to serve as members of the Company's board of directors. Also under the terms of the Exchange Agreement, all existing officers resigned as officers of the Company effective immediately following the closing of the stock exchange transaction and Wang Xin was elected as Chief Executive Officer and Tian Jun was elected as Chief Financial Officer of the Company.


ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer. UFIL and the Issuer structured the Stock Exchange so that the former stockholders UFIL would own a majority of the outstanding common stock of the Issuer and UFIL would become a wholly owned subsidiary of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 913502100                      13D                   Page 6 of 7 Pages


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


 ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of March 31, 2005, the Reporting Person may be deemed to be the beneficial owner of 6,000,000 shares of the Issuer's Stock, which constitutes approximately 20.16% of the approximately 29,756,000 shares of the Issuer's Stock outstanding as of the date of this filing. This percentage is based on the number of shares outstanding immediately following the Stock Exchange transaction, which number reflects all transactions contemplated therein. The Reporting Person acquired such shares in a privately negotiated Stock Exchange, as described above. The Reporting Person exercises sole voting power and sole dispositive power with respect to all such shares of which he is the beneficial owner.

         Prior to the Stock Exchange, none of UFIL or any of its stockholders owned any shares of the Issuer.

         Except as disclosed herein, the Reporting Person has not effected any transactions in the Issuer's Stock during the preceding 60 days.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The contents of Items 3 and 4 above are incorporated by reference.

         Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10: Securities Exchange Agreement dated effective as of March 31, 2005, among Universal Flirts Corp, United First International Limited. and the Stockholders of United First International Limited.

CUSIP No. 913502100                      13D                   Page 7 of 7 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   April 6, 2004


                                                           /s/ Wang Zhibin
                                                          ----------------------
                                                          Wang Zhibin